

March 18, 2011

Joel Schonfeld
President
Wilder Filing, Inc.
82 Dune Road
Island Park, NY 11558

> **Re: Wilder Filing, Inc.**
> **Amendment No. 5 to Form 10-12G**
> **Filed March 4, 2011**
> **File No. 000-53876**

Dear Mr. Schonfeld:

We have reviewed your responses to the comments in our letter dated February 22, 2010 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Risk Factors, page 5

1. We note your disclosure on page 14 that "the Internal Revenue Service could try to re-characterize some portion or all of these distributions as compensation and subject [you] to payroll taxes." Please revise your risk factors to include a discussion of this risk or tell us why this is not necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3859 with any questions.

Sincerely,

John Dana Brown
Attorney-Advisor